UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): May 2, 2022

Epilog Imaging Systems, Inc.
(Exact name of issuer as specified in its charter)

Delaware	27-2957582
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

75 E. Santa Clara Street, Suite 600

San Jose, CA 95113

(Full mailing address of principal executive offices)

1-877-374-5642

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

 Item 9.                Other Events

Compliance With Ongoing Reporting Requirements

The Company will be unable to timely file its Form 1-K for the year ended December 31, 2021, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Epilog Imaging Systems, Inc.

/s/ Michael Mojaver

By Michael Mojaver
Chief Executive Officer
Date: May 2, 2022